UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE)    ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR

For Period Ended: December 31, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	Transition Report on Form 10-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Midas, Inc.

Full Name of Registrant

Former Name if Applicable

1300 Arlington Heights Road,

Address of Principal Executive Office (Street and Number)

Itasca, Illinois 60143

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

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SEC FILE NUMBER

01-13409

CUSIP NUMBER

595626102

On March 12, 2012, Midas, Inc. (the “Company”) entered into an agreement and plan of merger (the “Merger Agreement”) with TBC Corporation (“Parent”) and Gearshift Merger Corp., a wholly-owned subsidiary of Parent (“Acquisition Sub”), pursuant to which Acquisition Sub is to commence a cash tender offer (the “Offer”) to acquire all of the outstanding common stock and associated preferred stock purchase rights for $11.50 per share. The Company requires additional time to properly describe in the Annual Report (Form 10-K) matters relating to the execution of the Merger Agreement, the Offer, and the transactions contemplated thereby, and as a result, is unable to file its annual report on Form 10-K prior to the prescribed due date without unreasonable effort or expense. The Company’s annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

(Attach Extra Sheets if Needed)

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William M. Guzik	(630)	438-3000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☒	YES	☐	NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒	YES	☐	NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Midas reported a net loss of $0.4 million—or $0.03 per diluted share—for the fourth quarter ended Dec, 31, 2011, compared to a net loss of $15.7 million—or $1.14 per diluted share—for the fourth quarter of 2010.

Fourth quarter 2011 operating income was $1.4 million, compared to an operating loss of $20.4 million in the prior year.

Fourth quarter 2011 operating income was negatively affected by $2.6 million for legal and investment banking expenses related to the Company’s ongoing review of strategic alternatives which began in the third quarter, and by a $0.5 million write-down of certain real estate assets resulting from property appraisals that were conducted in connection with the strategic review process. Excluding these items, operating income was $4.5 million for the quarter.

These items had a combined negative impact on net income of $0.12 per diluted share in the quarter.

Fourth quarter 2010 operating income was negatively impacted by the $25.5 million arbitration award accrued in connection with the contractual dispute with the Company’s master licensee in Europe, and was favorably impacted by the $2.5 million fee recovery awarded to Midas by the arbitral tribunal. Excluding these items, fourth quarter 2010 operating income was $2.6 million.

Fiscal 2011 full-year earnings were $4.0 million—or $0.28 per diluted share—compared to a net loss of $13.4 million—or $0.97 per diluted share—the prior year. Full-year 2011 operating income of $16.7 million was negatively affected by $3.2 million in costs related to the strategic review process, $0.5 million of asset impairment charges as a result of the appraisal of the company’s real estate portfolio and $1.1 million in losses on the sale of company-operated shops to franchisees. Full-year warranty adjustments positively affected the 2011 full-year results by $1.2 million. Excluding these four items, 2011 full-year operating income was $20.3 million.

The full-year 2010 operating loss of $9.0 million was negatively affected by a $25.5 million European arbitration award and was positively impacted by a $0.3 million warranty reserve adjustment. Excluding these two items, 2010 full-year operating income was $16.2 million.

Total sales and revenues for the quarter were $43.5 million, compared to $46.6 million in the fourth quarter of the prior. Sales for full-year 2011 were $183.6 million, down from $192.4 million in full-year 2010. This expected decline in revenues was due to having 23 fewer Company-operated Midas shops compared to 2010, as a result of the Company’s successful re-franchising efforts.

Midas’ franchising revenues were $12.5 million for the quarter and $54.2 million for the full year, up from $12.3 million and $53.0 million for the respective periods in 2010.

The increase in franchising revenues was primarily the result of the improved comparable shop sales in Midas shops in the U.S. and Canada. Additional franchising revenue growth came from higher franchise fees, as well as the royalties from former Company-operated shops that were re-franchised in the last 12 months.

Real estate revenues were $8.3 million for the fourth quarter and $32.5 million for the year, compared to $8.0 million in the fourth quarter and $31.8 million in full-year 2010. Real estate revenues benefited from higher rents and an increase in the number of rent-producing shops.

Revenues from retail sales at company-operated shops were $14.4 million during the quarter and $67.2 million for the year, down from $17.6 million in the fourth quarter and $77.6 million for all of 2010.

The ongoing re-franchising of company-operated shops resulted in having 23 fewer company-operated Midas shops this year compared to 2010, which was offset partially by the 4.4 percent increase in comparable shop sales at U.S. company-operated Midas shops in the fourth quarter and a 4.8 percent increase for the full year.

Replacement part sales and product royalties were $6.1 million in the quarter and $21.3 million for the year, compared to $6.9 million and $22.9 million, respectively, in 2010.

Revenues from the company’s R.O. Writer software business were $1.7 million in the fourth quarter and $6.5 million for the year, up from $1.5 million in the quarter and $5.9 million for the prior year.

Selling, general and administrative (SG&A) expenses were $12.3 million during the quarter and $50.8 million for the year, compared to $10.2 million and $50.5 million for the same periods a year ago. Fourth quarter SG&A in 2010 was positively impacted by a $2.5 million reimbursement in arbitration-related legal fees from the company’s master licensee in Europe.

Interest expense was $2.1 million for the quarter and $8.2 million for the year, compared to $2.0 million and $9.3 million, respectively, in 2010.

The company’s bank debt was $72.6 million at the end of the fourth quarter, compared to $75.8 million at the end of the third quarter of 2011 and $62.7 million at the end of 2010. The increase from last year is the result of paying the $22.4 million net settlement in the European arbitration in April 2011.

Midas, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 14, 2012	By:	/s/ William M. Guzik
William M. Guzik Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).